Exhibit 99.1

Press Release

Sanofi and Regeneron’s Dupixent approved in the US as the first and only medicine for allergic fungal rhinosinusitis

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Approval in adults and children aged 6 years and older supported by phase 3 study demonstrating Dupixent significantly reduced nasal signs and symptoms and systemic corticosteroid use or surgery compared to placebo

●	AFRS is a chronic type 2 inflammatory disease of the sinuses characterized by an allergic hypersensitivity to fungi, often requiring surgery with high rates of post-operative recurrence
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Dupixent is now approved in the US to treat nine distinct diseases driven in part by type 2 inflammation, including sino-nasal, skin, gut and respiratory system diseases that affect a broad range of patients, from infants to elderly adults

Paris and Tarrytown, NY, February 24, 2026. The US Food and Drug Administration (FDA) has approved Dupixent (dupilumab) for the treatment of adult and pediatric patients aged 6 years and older with allergic fungal rhinosinusitis (AFRS) who have a history of sino-nasal surgery. The FDA evaluated Dupixent under priority review for the treatment of AFRS, which is reserved for medicines that have the potential to provide significant improvements in the treatment, diagnosis, or prevention of serious conditions. This approval expands our approved indications in sino-nasal diseases to now include AFRS, alongside chronic rhinosinusitis with nasal polyps.

“Allergic fungal rhinosinusitis (AFRS) is a disease that can leave both children and adults with inflamed nasal passages, nasal polyps, and thick mucus causing constant nasal congestion. Some patients can also experience more serious complications like deterioration of bone around the sinuses and facial deformities,” said Kenneth Mendez, President and CEO, Asthma and Allergy Foundation of America (AAFA). “As the first treatment specifically approved for AFRS, Dupixent offers the potential for relief to adults and children six years and older struggling with potentially debilitating symptoms.”

AFRS is a chronic type 2 inflammatory disease. It is a specific subtype of chronic rhinosinusitis distinctly caused by an intense allergic hypersensitivity to fungi. It primarily affects people living in warm, humid climates where fungal spores are common in the environment. It can lead to nasal polyps, nasal congestion, loss of smell, thick mucus discharge, poor health-related quality of life, and patients can also experience bone loss around the sinus cavities and facial deformities. AFRS can be a severe and hard-to-treat form of chronic rhinosinusitis because it may not respond well to available options. Current standard-of-care treatment is surgery and prolonged courses of systemic steroids; however, disease recurrence is not uncommon.

“Before Dupixent, people living with allergic fungal rhinosinusitis had to rely on treatments that left them potentially vulnerable to regrowth of nasal polyps and thick mucus that could rob them of their sense of smell,” said Alyssa Johnsen, MD, PhD, Global Therapeutic Area Head, Immunology Development at Sanofi. “As

the first medicine approved specifically for AFRS, Dupixent has been proven to lessen multiple signs and symptoms of disease, help break the cycle of recurrence, and reduce the risk for subsequent surgeries and corticosteroids by 92%. We look forward to working with regulators in other countries to bring this innovative option to more patients in need.”

The FDA approval is supported by the LIBERTY-AFRS-AIMS phase 3 study (clinical study identifier: NCT04684524), in which 62 adults and children aged 6 years and older with AFRS were randomized to receive an age- and weight-based dose of Dupixent (200 mg or 300 mg) every two (Q2W) or four weeks (Q4W) (n=33) or placebo (n=29). The differences for Dupixent compared to placebo were as follows:

Primary endpoint: Sinus opacification scores (a measure of extent of sinus involvement by the disease as assessed by computed tomography [CT] scans) improved by 50% versus 10% at Week 52 (7.36-point placebo-corrected reduction; p<0.0001); a significant reduction in sinus opacification scores was also observed at Week 24 (p<0.0001).

Secondary endpoints:

●	Select nasal signs and symptoms
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Patient-reported nasal congestion/obstruction improved by 67% versus 25% at Week 24 (0.87-point placebo-corrected reduction; p<0.0001), with continued improvement at Week 52 to 81% compared to 11% (1.40-point placebo-corrected reduction; p<0.0001)

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Nasal polyp size (as assessed by endoscopy) reduced by 61% versus 15% at Week 24 (2.36-point placebo-corrected reduction; p<0.0001), with continued reduction of 63% compared to 4% up to Week 52 (2.77-point placebo-corrected reduction; p<0.0001)

●	Sense of smell
◾	Patient-reported loss of smell reduced by 67% versus 19% at Week 24 (0.89-point placebo-corrected reduction; p<0.0001)
●	Treatment burden
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92% reduction in the risk of systemic corticosteroid use and/or need of surgery (29% fewer proportion of patients; p=0.0010) over 52 weeks. 3% or 0% of patients on Dupixent received systemic corticosteroids or had surgery, respectively, compared to 31% or 7% of patients on placebo

The safety results in the LIBERTY-AFRS-AIMS study were similar to the known safety profile of Dupixent in CRSwNP. In pooled data from two pivotal CRSwNP studies in adults, the most common adverse reactions (≥1%) in the US Prescribing Information more frequently observed in patients on Dupixent compared to placebo were injection site reactions, conjunctivitis, arthralgia, gastritis, insomnia, eosinophilia, and toothache.

“With this approval, Dupixent once again demonstrates its value in advancing the treatment landscape for a chronic type 2 inflammatory disease with high unmet need,” said George D. Yancopoulos, MD, PhD, Board co-Chair, President and Chief Scientific Officer at Regeneron. “Beyond reducing nasal signs and symptoms, Dupixent reduced the need for surgery or systemic corticosteroids with fewer patients having bone erosion in the sinuses. These results underscore its potential to establish a new standard of care for people living with AFRS. This ninth FDA approval for Dupixent, the most widely used innovative branded antibody medicine, strengthens the established efficacy and body of evidence that IL4 and IL13 are major drivers of type 2 inflammation across many chronic diseases.”

Additional submissions are planned to other regulatory authorities around the world.

About LIBERTY-AFRS-AIMS

The LIBERTY-AFRS-AIMS phase 3 study was a randomized, double-blind, placebo-controlled study assessing the safety and efficacy of Dupixent in adults and children aged 6 years and older with AFRS. The 52-week study included an age- and weight-based dose of Dupixent (300 mg Q2W for adults and children weighing ≥60 kg, 200 mg Q2W for children weighing ≥30 kg to <60 kg, or 300 mg Q4W for children weighing ≥15 kg to <30 kg) or placebo. More than 80% of patients had a history of type 2 comorbidities.

The primary endpoint assessed change from baseline in sinus opacification assessed by CT scans using the Lund-Mackay score (LMK; scale: 0-24) at Week 52. Secondary endpoints assessed at Week 24 included:

●	Change from baseline in patient-reported nasal congestion (scale: 0-3)
●	Change from baseline in nasal polyp score (scale: 0-8) as measured by endoscopy
●	LMK score
●	Change from baseline in patient-reported loss of smell (scale: 0-3)

Some secondary endpoints were also assessed at Week 52 in addition to proportion of patients requiring surgery or systemic corticosteroids during the treatment period. Proportion of patients with bone erosion in the sinuses as evaluated by CT scans was a tertiary endpoint assessed at Week 52.

About Dupixent

Dupixent (dupilumab) is an injection administered under the skin (subcutaneous injection) at different injection sites. In adults with AFRS, Dupixent 300 mg is administered every two weeks. In children with AFRS, Dupixent is administered based on weight: 300 mg every two weeks for ≥60 kg, 200 mg every two weeks for ≥30 kg to <60 kg, or 300 mg every four weeks for ≥15 kg to <30 kg. Dupixent is intended for use under the guidance of a healthcare professional and can be given in a clinic or at home after training by a healthcare professional. In children aged 12 to 17 years, Dupixent should be administered under the supervision of an adult. In children younger than 12 years of age, Dupixent should be administered by a caregiver if given at home.

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL4) and interleukin-13 (IL13) pathways and is not an immunosuppressant. The Dupixent development program has shown significant clinical benefit and a decrease in type 2 inflammation in phase 3 studies, establishing that IL4 and IL13 are two of the key and central drivers of the type 2 inflammation that plays a major role in multiple related and often co-morbid diseases.

Sanofi and Regeneron are committed to helping patients in the US who are prescribed Dupixent gain access to the medicine and receive the support they may need with the DUPIXENT MyWay® program. For more information, please call 1-844-DUPIXENT (1-844-387-4936) or visit www.DUPIXENT.com.

Dupixent has received regulatory approvals in more than 60 countries in one or more indications including certain patients with atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis, prurigo nodularis, chronic spontaneous urticaria, chronic obstructive pulmonary disease, bullous pemphigoid, and AFRS in different age populations. More than 1.4 million patients are being treated with Dupixent globally.

Dupilumab development program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across more than 60 clinical studies involving more than 12,000 patients with various chronic diseases driven in part by type 2 inflammation.

In addition to the currently approved indications, Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes in phase 3 studies, including chronic pruritus of unknown origin and lichen simplex chronicus. These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents, develops and commercializes life-transforming medicines for people with serious diseases. Founded and led by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to numerous approved treatments and product candidates in development, most of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neurological diseases, hematologic conditions, infectious diseases, and rare diseases.

Regeneron pushes the boundaries of scientific discovery and accelerates drug development using our proprietary technologies, such as VelociSuite®, which produces optimized fully human antibodies and new classes of bispecific antibodies. We are shaping the next frontier of medicine with data-powered insights from the Regeneron Genetics Center® and pioneering genetic medicine platforms, enabling us to identify innovative targets and complementary approaches to potentially treat or cure diseases.

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About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

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